

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

July 17, 2008

Mr. Ian S. Walton
Chief Financial Officer
Aurizon Mines LTD.
Suite 3120, Park Place, 666 Burrard Street
Vancouver, British Columbia V6C 2X8

>   **Re: Aurizon Mines LTD.**
>   **Form 40-F for Fiscal Year Ended December 31, 2007**
>   **Filed April 3, 2008**
>   **Response letter dated June 25, 2008**
>   **File No. 001-31893**

Dear Mr. Walton:

     We have reviewed your response letter and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2007

Note 19 Differences Between Canadian and United States Generally Accepted Accounting Principles, page 51

General

1.   We note from your response to prior comment number four, that your internal accounting policy is that "Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at production stage properties and development stage properties that have proven and probable reserves are capitalized." In this regard, it appears that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized. As there appears to be diversity in practice regarding the accounting treatment for such costs within

the mining industry, please expand your accounting policy disclosures to address the items below:

- Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

- Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:

  - Embodies a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows;

  - You can obtain the benefit and control others access to it, and,

  - The transaction or event giving rise to your right to or control of the benefit has already occurred.

- Expand your accounting policy to explain how you determine whether or not you have met the above criteria.

- Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents and asset.

- Disclose the amount of costs capitalized that were incurred to convert mineral resources to reserves at properties that are either in the production or development stage capitalized as of your most recent balance sheet and each year a statement of operations is reported.

d) Mineral Property Exploration Expenditures, page 53

2.   In response to prior comment six, you propose to remove the term "exploration" from the disclosure referenced in the comment. Given your accounting policies provided in response to prior comment four, it appears you do in fact capitalize exploration costs once proven and probable reserves have been established. Please ensure your disclosures and accounting polices are consistent.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief